VIA EDGAR

February 14, 2025

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Megan F. Miller, Division of Investment Management

Re:	AIP Alternative Lending Fund A (File Nos. 333-262385; 811-23265) and AIP Alternative Lending Fund P (File Nos. 333-262388; 811-23266) (each, a “Fund” or a “Registrant” and, collectively, the “Funds” or the “Registrants”)

Dear Ms. Miller:

Thank you for your comments received telephonically by our counsel at Dechert LLP regarding the Funds’ annual reports on Form N-CSR for the reporting period ended September 30, 2023, as filed with the Securities and Exchange Commission (the “Commission”). Below, we summarize the comments from the Commission’s staff (the “Staff”) and provide any response to such comments, as requested. Capitalized terms not otherwise defined have the same meanings assigned to such terms in the Funds’ annual reports.

Comment 1.	The Staff notes that the AIP Alternative Lending Fund P discloses investments in money market funds; however, the Fund does not include a Schedule of Investments that lists each issuer separately pursuant to Regulation S-X Article 12-12. Please explain why the Schedule was not so included and include a Schedule going forward.

Response 1. We acknowledge the Staff’s comment and note that the Fund’s money market fund investment value is currently disclosed in Note 2 to the Consolidated Financial Statements. The Fund invests primarily all its assets in the Master Fund, AIP Alternative Lending Fund A, and sweeps its operating cash into a money market fund at the end of each business day. We will expand the Note disclosure to include all relevant information that would be disclosed in the Schedule of Investments. The Fund does not believe a full schedule of investments is required for this investment as it is for cash management purposes only, the amount is immaterial, and the primary investment is in the Master Fund. Industry practice is for the Feeder Fund not to have its own Schedule of Investments if the primary investment is the investment in the Master Fund.

Comment 2.	Please explain why the Funds did not include one or more tables, charts or graphs depicting portfolio holdings. See Item 24.6(a) of Form N-2. Please include such table, chart or graph going forward.

Response 2. We acknowledge the Staff’s comment and confirm that such tables, charts or graphs will be provided in future filings.

Comment 3.	Please expand the discussion in Note 2 to the Notes to Consolidated Financial Statements to include a discussion of dividend income, since the Funds disclose dividend income to be the only source of investment income in the Consolidated Statement of Operations.

Response 3. The disclosure will be revised in future filings to state that the dividend income is from the Fund’s money market fund investment.

Comment 4.	Please supplementally explain why the AIP Alternative Lending Fund P does not follow the accounting and disclosure requirements for master-feeder funds outlined in ASC 946-220-45-11 and ASC 946-220-45-12. See Dear CFO 1995-06.

Response 4. We acknowledge the Staff’s comment and note that the Fund currently follows ASC 946-220-45-11 and ASC 946-220-45-12. Both Funds comply with the requirements of Subchapter M of the Internal Revenue Code applicable to regulated investment companies. AIP Alternative Lending Fund P’s initially records income from the Master Fund, AIP Alternative Lending Fund A, as unrealized appreciation/depreciation. At fiscal year-end, the dividends received from AIP Alternative Lending Fund A are reclassified according to the tax characteristics of the AIP Alternative Lending Fund A dividend distribution (e.g., return of capital, ordinary income, etc.).

Comment 5.	Please disclose in the Notes to Consolidated Financial Statements for AIP Alternative Lending Fund A the type of organization (i.e., partnership or corporation) of the Fund. See Dear CFO 1995-06.

Response 5. The disclosure will be revised accordingly in future filings to disclose that the Fund is structured as a corporation for federal tax purposes.

Comment 6.	The disclosure included with respect to 4(d) of the Funds’ Principal Executive Officer’s and Principal Financial Officer’s certifications, included as exhibits to the Form N-CSR, certify that the Principal Executive Officer and Principal Financial Officer have “disclosed in th[e] report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal half-year (the registrant’s second fiscal half-year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.” The Staff notes that Item 19(a)(3) of Form N-CSR requires the Registrant’s certifications relating to such officers’ disclosure during the “period covered by this report.” Please file an amended Form N-CSR for each Fund to revise the period referred to in the Registrant’s disclosure under 4(d) of the Principal Executive Officer’s and Principal Financial Officer’s certifications to use the exact language provided in Form N-CSR and ensure the certifications are updated to a current date.

Response 6. The certifications have been updated accordingly in the amended Form N-CSR filed on February 14, 2025.

Comment 7.	The Independent Registered Public Accounting Firm’s Opinion on the Financial Statements and Schedule of Investments in Item 6 of Form N-CSR filed on behalf of AIP Alternative Lending Fund A refers to the “consolidated condensed schedule of investments.” Please explain whether the Opinion should cover the full Schedule of Investments. Additionally, the Staff notes that the consent filed as an amendment to the Fund’s registration statement should refer to the use of both reports filed on Form N-CSR, while the most recently-filed consent refers to the report in the singular. Please revise the language in the consent going forward.

Response 7. We acknowledge the Staff’s comment but respectfully note that the auditor’s opinion references the consolidated condensed schedule of investments in sentence 1 line 2 of the opinion and references the full schedule of investments included in Item 6 of Form N-CSR in sentence 1 line 5. The information in the parentheses for each of these lines references the specific items of Form N-CSR to which each of the references correspond to (i.e., condensed consolidated schedule of investments in Item 1 and consolidated schedule of investments in Item 6). The auditor issues two separate opinions that correspond with the information filed in the N-CSR. The first opinion is included within Item 1 of the N-CSR for the financial statements which reports the consolidated condensed schedule of investments. The second opinion is included within Item 6 which reports on the full consolidated schedule of investments. Additionally, the consents will refer to both reports in the plural in future filings.

Comment 8.	Because AIP Alternative Lending Fund A has a condensed Schedule of Investments in the annual report, Item 24.7(a) of Form N-2 requires disclosure as to where the full Schedule of Investments is contained. Please include a statement as to where the full Schedule of Investments can be obtained at period end.

Response 8. The disclosure will be revised accordingly in future filings.

Comment 9.	Please explain how the Funds meet the requirements of Reg S-X 6-09.3 that states a tax return of capital should be shown separately.

Response 9. The return of capital is disclosed as “distributions in excess of distributable earnings” on the Consolidated Statements of Changes in Net Assets.

Comment 10.	It appears that the Funds paid a return of capital. Please expand on the disclosures in the Notes to the Financial Statements regarding returns of capital.

Response 10. The disclosure will be revised to state, “Distributions in excess of distributable earnings represents a return of capital which is a non-taxable distribution of the original investment.”

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Matthew Barsamian at (202) 261-3392. Thank you.

Best regards,

/s/ Allan Fajardo
Allan Fajardo